Filed by: Bergen Brunswig Corporation. This
                                 Communication is filed pursuant to Rule 425
                                 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                                 Subject Company: AmerisourceBergen Corporation Commission File Number: 333-61440


FORWARD-LOOKING STATEMENTS

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with their proposed merger, AmerisourceBergen, together with AmeriSource and Bergen Brunswig, filed a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by AmerisourceBergen (as well as by AmeriSource and Bergen Brunswig) at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714) 385-4000.

AMERISOURCE-BERGEN CORPORATION
MERGER HOTLINE/E-MAIL Q & A

AS OF 08/10/01

QUESTION
Several recent updates indicate that the recently completed Phase I activities have identified potential "synergies" and Day One activities. I assume that some of these synergies involve consolidation of staff. If so or even if not, when do you expect the first individuals to be notified concerning layoffs?

ANSWER
You are right in that potential synergies have been identified as a result of the work accomplished in Phase I of the integration process. However, Phase II is just now underway and is focused on taking the information gathered in Phase I and using the information to build the new Company. Integration projects and migration plans will be established during Phase II that will help determine the timing and scope of staff consolidation and layoffs.


QUESTION
When Bergen acquired Durr, there was vacation time due to the previous Durr associates. This is currently being paid to those associates upon their departure from the company. Will a decision on this issue with the new AmerisourceBergen Company be forwarded to those associates?

ANSWER
The preserved benefit you refer to will continue to be paid to departing associates in the same manner it has been. Sometime in the next two months we will issue a memo to each affected former Durr associate showing their preserved hours so they can retain a copy for their own records. Questions regarding any individual's Durr vacation hours should be directed to Ann Latham or Melinda McComb in Bergen's Compensation in the department.


QUESTION
When referring to AmeriSource, the press says Valley Forge, but the corporate headquarters is listed as Chesterbrook. Can you explain this? Thank you.

ANSWER
The actual address of AmeriSource's corporate headquarters is "Chesterbrook". However, Chesterbrook is adjacent to Valley Forge, which is a much more recognizable location.


QUESTION
Has there been any news regarding layoffs after the FTC approves the merger? When will we expect layoffs to happen?

ANSWER
As stated above, Phase II of the integration process is just now underway and is focused on taking the information gathered in Phase I and using the information to build the new Company. Integration projects and migration plans will be established which will help determine the timing and scope of staff consolidation and layoffs.

QUESTION
Is any DC manager aware yet if it has been suggested that their facility will be closing or another facility will be integrated into theirs?

ANSWER
The answer is no. As answered in the last Q & A, no decisions have been made as to which distribution centers will be consolidated.


QUESTION
What are the criteria for closing divisions down? Is it profitability or geography? Does it help if your building is paid for, or is a newer division more likely to hang around?

ANSWER
As has been previously stated, any decision regarding where consolidation makes sense for the combined company is an ongoing process that will take time and input from a variety of sources, including associates, customers, suppliers and others to determine the most efficient and high quality distribution network, with customer service being priority one. Profitability, geography, and building size and ownership/lease terms are just some of the criteria that will be used in making decisions as to consolidation. Remember too that when consolidation decisions are made, associates will be given a minimum of two months' notice.


QUESTION
I haven't worked here long, but have gathered that every associate really feels Mr. Bob Martini is a rather unique and caring man, taking time to meet new associates as they "tour" the general office. I didn't get the opportunity to meet him, but have heard how great he is. What will his position be in the new company?

ANSWER
Mr. Martini will be Chairman of the Board of Directors for AmerisourceBergen Corporation.


QUESTION
1. When will "benefits" (i.e., Life insurance, 401(k), ESPP, Medical, Dental, Vision, etc.) change and how will I be notified of these changes?
2. Presently, I can "borrow" against the "cash value" of my Life Insurance Policy. Will this option remain in effect and available to me throughout the merger process? Will there be a "freeze" on such options?
3. How will the BBC Stock, which I have purchased through ESPP, be handled? Will it automatically "convert" to equivalent shares of stock in the new AmerisourceBergen Company?
4. Will the ESPP program be available to me after the merger?


ANSWER
1. During Phase II of the integration process, migration plans for all benefits plans will be developed. Communication of the migration plans (not necessarily implementation) will be shared with all associates upon their completion, which should be within the first 100 days following the close of the transaction.

2. Unless changes are made to the Life Insurance plans at some future date, you will continue to have the option to borrow against the cash value of your life insurance policy.
3. Yes, the BBC stock you have purchased through the Bergen Brunswig ESPP will automatically convert to equivalent shares of stock in AmerisourceBergen Corporation.
4. Upon the merger, the Bergen Brunswig ESPP will no longer be available to Bergen associates. However, we are looking at the possibility of an AmerisourceBergen ESPP with an anticipated start date of January 1, 2002. Once a decision has been made as to a new ESPP, we will communicate to all associates.

QUESTION
Will the "Hotline Q&A" on the "Merger Information" site continue to be updated after September 1, 2001?

ANSWER
Yes, we plan to continue the Q & A during the entire integration process, which could be as long as three years following the close of the transaction.

QUESTION
There have been a number of questions asked about exercising stock options and all the conditions/requirements that have to be met. Many associates were never granted stock options when originally hired. Many other companies grant all full time employees a number of options as an incentive to join the organization. Will full time associates of AmerisourceBergen be granted stock options when the merger is complete?

ANSWER
There will not be a general granting of stock options to all associates when the merger is complete. A few companies grant stock option to all employees, though this practice is not widespread. To our knowledge, no company in the drug distrubution industry has adopted this practice. What Bergen has done as an alternative is to offer the discounted purchase of stock through our 401(k) plan and the ESPP.

QUESTION
What would be an example of nonexempt employee? This pertains to the 240 hours sick time question.

ANSWER
Examples of a nonexempt employee are truck driver, order filler, accounting clerk, computer operator, secretary. Nonexempt and exempt refer to the status of an employee based on the Fair Labor Standards Act (FLSA), a Federal standard, and related individual State laws. The FLSA spells out employer requirements regarding hours of work and overtime. All employees are protected by this standard except those in categories referred to as "exempt" from the FLSA. (There are 4 exemptions: executive, professional, outside sales, and administrative, and there are pages of explanations and reams of case law regarding which types of jobs are qualified to be in each category.)

QUESTION
When is the expected date for business to be split between AmeriSource and Bergen? The AmeriSource division is where a large majority of our business is, and a large part of their business is in our area. If they are not going to close a division right away how are they going to split the business to make it viable to keep one of the two open?

ANSWER
Questions such as this, and the answers, are being worked on as part of Phase II of the integration process. As you have indicated in your question, there are many factors to consider in determining how to combine territories and distribution centers. Once decisions are made, they will be communicated to all associates, as well as to our customers.



Forward-Looking Statements
The foregoing communication contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.
The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.


Additional Information
In connection with their proposed merger, AmeriSource-Bergen, together with AmeriSource and Bergen Brunswig, filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statements/prospectus (when available) and other documents filed by AmeriSource-Bergen (as well as by AmeriSource and Bergen Brunswig) at the Securities and Exchange Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone:
(610)727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone:
(714)385-4000.



Participants in Solicitation
AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.